SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 44)


Lynch Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)


___________________551137102_________________________
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
 (914) 921-8821
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


______________________June 11, 2003_____________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 0.




CUSIP No. 551137102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
PF; 00-Funds of family partnership

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

470,082 (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

269,841 (ITEM 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

269,841 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.01%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

CUSIP No. 551137102

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Foundation, Inc.
I.D. NO.  94-2975159
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS N(SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   NV

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

  800 (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

  800 (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      800  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    00-PRIVATE FOUNDATION

Item 1.		Security and Issuer
This Amendment No. 44 to Schedule 13D on the Common Stock of Lynch
Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on June 25, 1996. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the
Schedule 13D.

Item 2.		Identity and Background
		(a), (b), and (c) - This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and the Gabelli Foundation, Inc. (the
"Foundation"). Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Asset Management Inc. ("GBL"), a publicly-traded financial services firm. Mr. Gabelli is also the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., a private holding company that makes investments and owns approximately 80% of the Common Stock of GBL. Mr. Gabelli is also a director or trustee for all of the registered investment companies advised by Gabelli Funds, LLC, a wholly-owned subsidiary of GBL. He is also the Vice Chairman of the Board of the Issuer; Vice Chairman and Chief Executive Officer of Lynch Interactive Corporation; and a director of Morgan Group Holdings Inc. Mr. Gabelli's business address is One Corporate Center, Rye, New York 10580. The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation. The Foundation's business address is 165 West Liberty Street, Reno, Nevada 89501.

Item 3.		Source and Amount of Funds or Other Consideration
		Item 3 to Schedule 13D is amended, in pertinent part, as follows:
		The additional Securities reported as beneficially owned by Mario Gabelli since the most recent filing on Schedule 13D were acquired using approximately $84,336 of working capital of Lynch Interactive Corporation.

Item 5.		Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 470,882 shares, representing 31.43% of the 1,497,883 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended March 31, 2003. The Reporting Persons beneficially own those Securities as follows:

Name

Shares of
Common Stock
% of Class of
Common
Mario Gabelli

269,841
31.38%
Foundation
800
0.05%





Mr. Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by the
Foundation.
(b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, except as described in the next sentence. Pursuant to a voting agreement dated June 11, 2003, Venator Merchant Fund, L.P. granted Mr. Gabelli its proxy with respect to the 200,241 shares sold in the transaction described in Item 5(c) below, and, consequently, Mr. Gabelli has voting power but not dispositive power with respect to these shares. A copy of this voting agreement is attached hereto as Exhibit A.
(c) On June 11, 2003, Mr. Gabelli sold 200,241 of the Securities to
Venator Merchant Fund, L.P. at a price of $6.05 per share in a private transaction.
(d) Of the 470,082 shares reported as beneficially owned by Mr.
Gabelli, 16,300 shares are owned by
Lynch Interactive Corporation ("Interactive"), which has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of these Securities. Mr. Gabelli is the beneficial owner of approximately 23% of the outstanding common stock of Interactive and is also its Vice Chairman and Chief Executive Officer and therefore may be deemed to beneficially own such shares under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, Mr. Gabelli disclaims beneficial ownership of such shares pursuant to Rule 13d-4 promulgated under the Exchange Act.
With respect to 70,000 of the shares reported as beneficially owned by Mr. Gabelli, a family partnership has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. Mr. Gabelli is the general partner of this family partnership and has approximately a 5% interest therein. Mr. Gabelli disclaims beneficial ownership of these shares in excess of his interest in this partnership.
 (e) Not applicable.

Item 7.		Material to be Filed as an Exhibit

		The following Exhibit A is attached hereto.

		Exhibit A.	Voting Agreement





Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	June 16, 2003

	MARIO J. GABELLI



By:  /s/ James E. McKee
    James E. McKee
    Attorney-in-Fact


GABELLI FOUNDATION, INC.



By:/s/ James E. McKee
    Mario J. Gabelli, President
    by: James E. McKee
        Attorney-in-Fact






Exhibit A.


	VOTING AGREEMENT

THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of the 11th day of June, 2003 (the "Effective Date"), by and between Venator Merchant Fund, L.P., a Delaware limited partnership ("Venator") and Mario J. Gabelli (the "Proxy Holder").

In consideration of the agreements and mutual covenants set forth herein, the parties agree as follows:

	1.	Appointment of Proxy Holder.  Venator hereby grants to the Proxy
Holder, simultaneously with the execution of this Agreement, its proxy, with full power of substitution, and grants the Proxy Holder complete control over all rights to vote or consent (including rights to be present or absent for quorum purposes) with respect to the 200,241 shares (the "Shares") of common stock of Lynch Corporation (the "Company") that Venator is purchasing from the Proxy Holder in accordance with the terms of the Stock Purchase Agreement dated June 11, 2003.

	2.	Irrevocable Proxy.

		(a)	The irrevocable proxy created hereby shall expire on June 30,
2004, and throughout such period the Proxy Holder shall have the exclusive right to vote the Shares or to give written consents in lieu of voting thereon, subject to any limitation on the right to vote contained in the certificate of incorporation of the Company, or other certificate filed pursuant to law, in person or by proxy, at all meetings of the stockholders of the Company, and in all proceedings wherein the vote or written consent of stockholders may be required or authorized by law, subject to such instructions as are contained in this Agreement.

		(b)	The Proxy Holder may, in his sole and absolute discretion,
terminate this Agreement on thirty (30) days notice.

	3.	Dividends.  Notwithstanding anything to the contrary contained herein, at all times Venator shall be entitled to receive payments of dividends, if any, upon their Shares. If any dividend in respect of the Shares is paid, in whole or in part, in stock of the Company having general voting powers, the Proxy Holder shall likewise have voting power, subject to the terms of this Agreement, for stock which is received on account of such dividend.

	4.	Dissolution of Company.  In the event of the dissolution or total or partial liquidation of the Company, whether voluntary or involuntary, Venator shall receive the moneys, securities, rights, or property to which the holders of the capital stock of the Company are entitled.

	5.	Rights of Proxy Holder.

		(c)	The Proxy Holder shall have the right, subject to the
provisions set forth in this Agreement, to exercise, in person or by his nominees or proxies, all of Venator's voting rights and powers in respect of all stock hereunder, and to take part in or consent to any corporate or stockholders' action of any kind whatsoever. The right to vote shall include the right to vote for the election of directors, and in favor of or against any resolution or proposed action of any character whatsoever, which may be presented at any meeting or require the consent of stockholders of the Company. Without limiting such general right, it is understood that such action or proceeding may include, upon terms satisfactory to the Proxy Holder, or to his nominees or proxies thereto appointed by him, the mortgaging of, creating a security interest in and/or pledging of all or any part of the property of the Company; the lease or sale of all or any part of the property of the Company; the commencement of voluntary bankruptcy or similar insolvency proceedings by the Company; the commencement of any business by the Company other than as stated in its certificate of incorporation in effect on the date hereof; the amendment of the certificate of incorporation of the Company;
the dissolution of the Company; or the consolidation, merger, reorganization, or recapitalization of the Company.

		(d)	In voting the stock held by him hereunder either in person or by his nominees or proxies, the Proxy Holder shall exercise his best judgment to select suitable directors of the Company, and, in voting upon any matters that may come before him at any stockholders' meeting, the
Proxy Holder shall exercise like judgment.

	6.	Severability.  Any provision of this Agreement prohibited or unenforceable under any applicable law of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby waived by the parties hereto to the full extent permitted by law, to the end that this Agreement shall be enforceable as written.

	7.	Successors.  This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, executors, administrators, representatives, successors and assigns.

	8.	Modification and Amendment.  This Agreement may not be modified or amended except by a writing signed by each of the parties hereto.

	9.	Governing Law.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

	10.	Counterparts.  This Agreement may be executed in several
counterparts, each of which shall be an original, and such counterparts shall together constitute but one and the same instrument.

	11.	Pronouns.  Whenever the context may require, any pronouns used herein shall be deemed also to include the corresponding neuter, masculine or feminine forms.

	12.	Headings.  The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

	13.	Further Assurances.  Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

	14.	Entire Agreement.  This Agreement represents the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral, among the parties with respect to the subject matter hereof.

	IN WITNESS WHEREOF, Venator and the Proxy Holder have signed this
Agreement.




Mario J. Gabelli, as Proxy Holder



VENATOR MERCHANT FUND, L.P.


	By:
	Marc J. Gabelli
President of Venator Global, LLC,
General Partner













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